PRESS RELEASE

Sanofi appoints two new Members to the Executive Committee

to lead the new Commercial Organization

Paris, France - May 2, 2013 - Sanofi (EURONEXT: SAN and NYSE: SNY) announced today a new commercial organization to better align with its business priorities. The past four years have seen a significant shift within the company to become an integrated global healthcare leader focused on patients’ needs with increasingly diversified businesses. The new organization and subsequent appointments will be effective July 1st, 2013, following the previously announced retirement of Hanspeter Spek, President, Global Operations.

Two new units will be created, Global Commercial Operations and Global Divisions & Strategic Commercial Development to replace the former Global Operations. Peter Guenter, currently Senior Vice President, Europe, Sanofi, will be appointed Executive Vice President, Global Commercial Operations. Pascale Witz, currently President & Chief Executive Officer of Medical Diagnostics at GE Healthcare, will join Sanofi and be appointed Executive Vice President, Global Divisions & Strategic Commercial Development. Peter and Pascale will join the Executive Committee.

Christopher A. Viehbacher, Chief Executive Officer of Sanofi, declared:

“The appointment of these two new leaders will enable us to strengthen our growth platforms and ensure the success of our new products to deliver a sustainable future for our company. Peter is a proven leader with a strong track record in achieving ambitious commercial objectives. His most recent experience in Europe has prepared him well for driving growth in the rapidly evolving healthcare environment. Pascale’s diversified experience in healthcare and acute commercial focus will be a great addition to Sanofi. I am confident that her expertise in diagnostics and medical technology will reinforce our mission as an integrated global healthcare company.”

As Executive Vice President, Global Commercial Operations, Peter Guenter will focus on in-market execution across the diverse regions of North America, Latin America, Europe, Asia, Japan & Pacific and Intercontinental. The new commercial operations organization and Peter’s appointment will enable the regions to focus on driving growth platforms and delivering innovative solutions to meet patients’ needs.

As Executive Vice President, Global Divisions & Strategic Commercial Development, Pascale Witz will be responsible for setting the strategic direction and guiding product development of the Group key businesses. She will have direct responsibilities for the Diabetes, Oncology & PCS (Pharmaceutical Customer Solution) divisions, as well as a new structure for consumer healthcare. As continued innovation and further development of our product portfolio are our priorities, she will work in close collaboration with R&D, to shape the profiles of new products and ensure the successful launch preparation. The implementation of new integrated health solutions, part of the ‘Beyond the Pill’ strategy, will be initiated from this organization.

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Biography of Peter Guenter

Peter Guenter is currently Senior Vice President, Europe, appointed in July 2011. In his current position, Peter is in charge of over 30 country entities generating sales of over 7 billion Euros and employing over 9,000 people. Peter has been instrumental in successfully transforming Sanofi in Europe over the last 2 years. Throughout his career to date, which spans more than 25 years in the pharmaceutical industry, his strategic acumen and strong capabilities in leading countries have made him excellent in driving businesses in varied and challenging macro-economic environments.

Peter joined the Group in 1995 and held various positions in Belgium, France, Europe and Global Marketing, where, in particular, he has been instrumental for the worldwide success of Stilnox /Ambien and drove the development of Ambien CR. In 2000, he was appointed General Manager, Belgium. He continued to quickly rise through the group taking increasing responsibilities within the European organization and became Vice President for Eastern Europe, where he oversaw the European Union integration process of 10 countries who joined the EU in May 2004. After the acquisition of Aventis in 2005, Peter was appointed Vice President, Northern Europe and led the integration between Sanofi and Aventis in 10 countries. In 2008, he was appointed General Manager, Commercial Operations for Germany, where he transformed the affiliate in anticipation of the loss of patent of Plavix and Taxotere. In early 2011, he took up the position of Head of Multi-Country Organization for Germany, Austria and Switzerland, before being appointed Senior Vice President, Europe in July 2011.

Peter started his career as a sales representative for SmithKline in 1986, and held a number of positions in marketing in Ciba Geigy and Parke Davis, before joining Sanofi in 1995 as Business Unit Director CNS/Urology in the Belgian affiliate.

Peter is Belgian and holds a Master’s Degree in Physical Education from the Faculty of Medicine and Health Sciences of Ghent University, Belgium. He speaks Dutch, German, English and French fluently.

Biography of Pascale Witz

Pascale Witz has been President & Chief Executive Officer of Medical Diagnostics at GE Healthcare since 2009. Based in the UK, it is a $2 billion plus leader in pharmaceutical and molecular diagnostics, used by physicians in the early detection, diagnosis, and management of disease.

Pascale started her career in a research lab before moving to marketing at Becton Dickinson France in 1991. She joined GE Healthcare in 1996 as Product Manager for the vascular business in France. Over the years, she rose up through the company and developed a successful international career within GE in Europe, Africa, Middle East and the US, working and leading many of GE businesses. Prior to taking up the position of President & CEO of the medical diagnostics business, she was VP & General Manager for the Global Interventional Business for France and US (2008-2009).

Throughout her career within GEHC, Pascale Witz headed up a number of businesses. She was General Manager, Computed Tomography (2006-2007), VP Sales & Marketing Services (2005-2006), General Manager, Nuclear Medicine & PET (2002-2004), VP Information Technology and VP Six Sigma and Quality (2000-2001).

Pascale is French and holds a Master’s degree in life sciences / molecular biology from Institut National des Sciences Appliquées Lyon and an MBA from INSEAD.

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About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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Composition of the Executive Committee, effective 1st July 2013

Christopher A. Viehbacher
• Chief Executive Officer
• Chairman of Genzyme

Olivier Charmeil
• Member of the Executive Committee and the Global Leadership Team
• Executive Vice President, Vaccines

Jérôme Contamine
• Member of the Executive Committee and the Global Leadership Team
• Executive Vice President, Chief Financial Officer

David-Alexandre Gros
• Member of the Executive Committee and the Global Leadership Team
• Executive Vice President, Chief Strategy Officer

Peter Guenter
• Member of the Executive Committee and the Global Leadership Team
• Executive Vice President, Global Commercial Operations

Karen Linehan
• Member of the Executive Committee and the Global Leadership Team
• Executive Vice President, Legal Affairs and General Counsel

Philippe Luscan
• Member of the Executive Committee and the Global Leadership Team
• Executive Vice President, Industrial Affairs

Roberto Pucci
• Member of the Executive Committee and the Global Leadership Team
• Executive Vice President, Human Resources

Pascale Witz
• Member of the Executive Committee and the Global Leadership Team
• Executive Vice President, Global Divisions & Strategic Commercial Development

Elias Zerhouni, MD
• Member of the Executive Committee and the Global Leadership Team
• President, Global R&D

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